Schedule 13-G


1.
     (a)  Name of Issuer:

          HAROLD'S STORES, INC.

     (b)  Address of Issuer's Principal Executive Offices:

          765 Asp
          Norman, OK  73069

2.
     (a)  Name of Person Filing:

          H. RAINEY POWELL

     (b)  Address of Principal Business Office, or, if none,
       Residence:

          765 Asp
          Norman, OK  73069

     ( c )     Citizenship:

          UNITED STATES

     (d)  Title of Class of Securities:

          COMMON STOCK, PAR VALUE $.01

     (e)  CUSIP Number:

          413353 10 3

3.   NOT APPLICABLE.

4.   OWNERSHIP

     (a)  Amount Beneficially Owned:

          (1)  454,420


 Included in this amount are 63,568 shares which are held by Mr. Powell as custodian for the benefit of his minor children. Not included are 60,659 shares of Common Stock held by Mr. Powell's wife, over which Mr. Powell disclaims beneficial ownership.

Percent of Class:

          8.35%

     ( c) Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:

               454,420

          (ii) sole power to dispose or to direct the disposition of:

               0

          (iii) sole power to dispose or to direct the disposition of:

                454,420

          (iv) shared power to dispose or to direct the disposition of:

               0

5.   Ownership of Five Percent or Less of a Class.

     Not Applicable.

6.    Ownership  of  More  than Five Percent  on  Behalf  of
  Another Person.

     Not Applicable.

7.    Identification  and Classification of  the  Subsidiary
  Which Acquired the Security Being Reported on By the Parent
  Holding Company.

     Not Applicable.